EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(in thousands, except per share data)

(a) Computation of the weighted average number of shares of common stock outstanding for the fiscal years ended the years ended December 31, 2004, 2005 and 2006.

	Shares of Common Stock	Weighted Shares Outstanding
January 1, 2004 to December 31, 2004	10,790	10,790
Shares issued on exercise of stock options	-	-
Shares issued under Directors Stock Plan	7	5
Shares issued under Employee Stock Plan	5	2
Shares issued to Laurus Master Fund, Inc.	10	1
Total	10,812	10,798
January 1, 2005 to December 31, 2005	10,812	10,812
Shares issued on exercise of stock options	-	-
Shares issued under Directors Stock Plan	6	4
Shares issued under Employee Stock Plan	1	1
Shares issued to Laurus Master Fund, Inc.	823	415
Total	11,642	11,232
January 1, 2006 to December 31, 2006	11,642	11,642
Shares issued on exercise of stock options	77	57
Shares issued under Directors Stock Plan	8	5
Shares issued under Employee Stock Plan	-	-
Shares issued in connection with purchase of Airdesk, Inc.	648	641
Shares held in escrow in connection with purchase of Airdesk, Inc.	(300)	(297)
Shares issued to Laurus Master Fund, Inc.	885	454
Total	12,960	12,502

(b) Computation of Earnings per Share

Computation of earnings per share is net earnings (loss) divided by the weighted average number of shares of common stock outstanding for the years ended December 31, 2004, 2005 and 2006.

	2004	2005	2006
Net earnings (loss)	($2,079)	$593	$4,103
Weighted average number of shares of common stock outstanding	10,798	11,642	12,502
Basic earnings (loss) per share	($0.19)	$0.05	$0.33
Diluted earnings (loss) per share	($0.19)	$0.05	$0.32